Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment to the Registration Statement on Form F-1 of Farmmi, Inc., of our report dated May 5, 2017, except for Notes 2, 14 and 15, as to which the date is September 11, 2017, with respect to the consolidated balance sheets of Farmmi, Inc., and its subsidiaries as of September 30, 2016 and 2015, and the related consolidated statements of income and comprehensive income, changes in equity and cash flows each of the years in the two-year period ended September 30, 2016, included in this Registration Statement. We also consent to the reference to our firm under the heading “Experts” in the Prospectus.

/s/ Friedman LLP

New York, New York
December 4, 2017